UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)
☑     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2007
OR
☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
Commission File Number 0-3797

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below
The MasTec, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
MasTec, Inc.
800 S. Douglas Road, Suite 1200
Coral Gables, FL 33134

Page
Report of Independent Registered Public Accounting Firm — BDO Seidman, LLP	3

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	5
Notes to Financial Statements	6

Supplemental Schedule
Schedule H, line 4i — Schedule of Assets (Held at End of Year)	12
Signatures	13

Exhibit Index:
Ex-23.1 Consent of Independent Registered Public Accounting Firm — BDO Seidman, LLP
Ex-23.1 Consent of Independent Registered Public Accounting Firm - BDO Seidman, LLP

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
The Trustees
The MasTec, Inc. 401(k) Retirement Plan
Coral Gables, FL
We have audited the accompanying statements of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2007 and December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
June 27, 2008
Miami, FL

The MasTec, Inc. 401(k)
Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets
Investments, at fair value	$27,983,125	$29,251,295
Receivables:
Contributions from employer	103,733	112,229
Contributions from plan participants	106,580	208,143
Payables:
Refunds to plan participants	(351,472)	—

Total net assets available for benefits	$27,841,966	$29,571,667

See accompanying notes to the financial statements.

The MasTec, Inc. 401(k)
Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2007

Additions to net assets attributed to:

Investment income:
Dividend and interest income	$215,499
Net appreciation in fair value of investments	986,796

1,202,295

Contributions:
Employer	403,219
Participants	2,144,626
Rollover and other	46,028

2,593,873

Total additions	3,796,168

Deductions to net assets attributed to:
Benefit payments	(3,786,425)
Cashout Distributions	(1,665,326)
Administrative expenses	(74,118)

Total deductions	(5,525,869)

Net decrease in net assets available for benefits	(1,729,701)
Net assets available for benefits at beginning of year	29,571,667

Net assets available for benefits at end of year	$27,841,966

See accompanying notes to the financial statements.

The MasTec, Inc. 401(k)
Retirement Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE A — DESCRIPTION OF PLAN
     Description of the Plan
The following description of The MasTec, Inc. 401(k) Retirement Savings Plan (the “Plan”), as amended, provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
     General
The Plan is a defined contribution plan covering all eligible employees of MasTec, Inc. (the “Company”) who have completed at least six months of service. Employees enter the Plan on the first day of the month coinciding with or the next month following the date on which they meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
     Plan Amendment
Effective August 1, 2003, the Plan was amended and restated and a new custodian of the Plan was appointed. Plan assets transferred to the new custodian were transferred into funds comparable to those offered by the previous custodian. The conversion initiated a “Black Out” period. During this period, there were no exchanges among employee-directed accounts until the custodian had time to accurately complete the conversion. At the end of the Black Out period, these funds were transferred to the new custodian and invested in the new funds. The amended and restated Plan document incorporated the new requirements of the Uruguay Round Agreements Act, Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998. In late 2003, the Plan was again amended to take into account provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).
Effective March 28, 2005, the Plan adopted the automatic rollover rules, as specified by the EGTRRA, which mandate that a terminated participant with a vested balance of more than $1,000, but equal or less than $5,000 will have their vested account balance rolled over to an Individual Retirement Account (“IRA”) if the terminated participants fail to make a distribution election.
Effective April 1, 2007, the Plan was amended to allow participants to have only one outstanding loan at a time. The purpose of this amendment was to reduce the maximum number of outstanding loans per participant. Any participant, who had more than one outstanding loan as of April 1, 2007, was grandfathered in and thus able to keep multiple loans until the outstanding loan balances are paid off.
     Contributions
Each year, participants may elect to defer from 1% to 75% of pretax annual compensation received during the year, subject to certain limitations as defined by the Plan. Participants may contribute amounts representing distributions from other qualified defined contribution or defined benefit plans at the discretion of the Plan administrator. The Company, at its option, may make discretionary matching contributions for participants. Beginning with the first quarter of 2006, the Company re-instated its employer match program. The match is the lesser of 1% of the employee’s salary or 100% of the employee’s contribution to the Plan. The match is credited on a quarterly basis with the Company’s common stock.

Contributions from participants are recorded when payroll deductions are made. The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Service (“IRS”) limits.
Upon enrollment, a participant may direct employee contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options daily.
The discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date the Company files its federal income tax return for the corresponding fiscal year of the Company. The Company matching contribution is in the form of Company common stock and is not subject to participant direction. During the year ended December 31, 2007, there were no discretionary contributions made to the Plan.
     Participants’ Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan investment results. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Upon distribution of the account to a participant who separates from service before vesting, the portion of the account attributable to Company contributions is forfeited. Forfeited balances of participants’ nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan.
     Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A Plan year during which an employee works at least 1,000 hours is counted as one year of vesting service. A participant becomes 100% vested in the remainder of his or her account upon the occurrence of any of the following events:
(a)	The participant dies while in service as an employee;

(b)	The participant becomes totally and permanently disabled while still in service as an employee; or

(c)	The Plan is terminated by the Company.
Vesting in the Company contribution portion of their account plus actual earnings thereon is based on the years of vesting service. This is based upon the following gradual vesting scale:

Years of Service	Percentage
1	33%
2	66%
3 or more	100%
     Forfeitures
Forfeitures of nonvested participant account balances are allocated to the general funds of the Plan and are applied first to pay administrative expenses of the Plan paid for by the Company and then to reduce contributions otherwise required of the employer. At December 31, 2007 and 2006, unallocated forfeited accounts totaled $266,125 and $222,902, respectively.
     Participant Loans
A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant qualifies for a hardship withdrawal or a participant loan. The Plan’s loan feature allows participants and beneficiaries to borrow up to a maximum equal to the lesser of $50,000 or 50% of their accrued vested benefit. The loans bear interest at the published prime rate in the Wall Street Journal plus 1%, at the date of the loan. Loan terms range from 1 to 5 years or may exceed 5 years for the purchase of a primary residence. Loans provide level amortization for repayments to be made not less frequently than on a quarterly basis. Repayment generally is made by payroll deduction. Participants pay certain administrative expenses associated with the loan, including document preparation and filing fees. During 2007, the Plan was amended to only allow one loan per participant to be outstanding at any given time.
     Payments of Benefits
Upon termination of service due to death, disability, or retirement, a participant is entitled to receive payment of the vested accrued benefit in a single lump sum or the payment can be deferred until a later retirement age upon election by the participant. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Presentation
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America.
     Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Risks and Uncertainties
The Plan provides for various investment options for participants to choose in combinations of Company stock fund, pooled separate accounts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
     Investment Valuation and Income Recognition
Plan investments are stated at estimated fair values, except for the Massachusetts Mutual Life Insurance Company (“Mass Mutual”) Guaranteed Interest Account and participant loans. The Mass Mutual Guaranteed Interest Account is comprised of investment contracts valued at contract value as estimated by the trustee. Participant loans are stated at cost plus accrued interest, which approximates their fair value. The MasTec, Inc. Stock Fund is valued at its quoted price on the last business day of the Plan year. Estimated fair values of the pooled separate accounts and the fixed income fund have been determined based on the unit values of the funds. Unit values at December 31, 2007 and 2006 are determined by Mass Mutual by dividing the fund net assets at fair value by its units of participation outstanding. At December 31, 2007 and 2006, respectively, Mass Mutual is the custodian of the Plan. As described in Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position (“SOP”) 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements. Contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive, as defined in FSP AAG INV-1 and SOP 94-4-1.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Administrative Expenses
All administrative expenses of the Plan are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part.
     Benefit Payments
Benefits are recorded when paid.
NOTE C — INVESTMENTS
The estimated fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are as follows:

December 31,
2007
Investment Contract #SF51706 with Mass Mutual:
SF Guaranteed	$4,229,400
Sel Blue Chip Growth (TRP)	3,129,001
Moderate Journey	2,766,740
Aggressive Journey	2,769,193
Ultra Aggressive Journey	2,028,288
MM Fundamental Value (Wellington)	1,991,302
MM Indexed Equity	1,639,635
MM Select Overseas (MFS / Harris)	1,401,919

MasTec, Inc. Stock Fund (a)	$3,562,612

(a)	Includes nonparticipant-directed amounts

December 31,
2006
Investment Contract #SF51706 with Mass Mutual:
SF Guaranteed	$4,203,593
MM Growth Equity	3,031,720
Moderate Journey	2,848,099
Aggressive Journey	2,795,599
MM Fundamental Value (Wellington)	2,187,424
Ultra Aggressive Journey	2,147,703
MM Indexed Equity	1,849,116
MM Select Overseas (MFS / Harris)	1,715,252

MasTec, Inc. Stock Fund (a)	$4,601,899

(a)	Includes nonparticipant-directed amounts
The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2007 as follows:

Pooled Separate Accounts	$1,318,902
MasTec, Inc. Stock Fund (a)	(332,106)

$986,796

(a)	Includes nonparticipant-directed amounts

NOTE D — INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan maintains a fully benefit-responsive investment contract with Mass Mutual. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Mass Mutual. As described in Note B, because the investment is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported by Mass Mutual, represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan’s ability to fully realize the investment contract’s value under certain conditions. The average yield and crediting interest rates on the contract was 3.27% for 2007. Certain events limit the ability of the investment contract to transact at contract value with the issuer of its investment contracts. Specifically, any event outside the normal operation of the investment contract which causes a withdrawal from an investment may result in a negative market value adjustment with respect to such withdrawals. Such events include, but are not limited to, the following: (1) partial or complete legal termination of the investment contract, (2) tax disqualification of the investment contract or participant, or (3) certain investment contract amendments if issuers’ consent is not obtained. As of December 31, 2007, the occurrence of an event outside the normal operation of the investment contract which would cause a withdrawal from an investment contract is not considered to be probable.
NOTE E — NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the net assets and significant components of changes in net assets related to the investment that includes non-participant-directed amounts is as follows:

	December 31,
	2007	2006
MasTec, Inc. Stock Fund	$2,477,362	$3,042,723

Year Ended
December 31,
Changes in Net Assets	2007
Contributions	$424,335
Net appreciation in fair value of investments	(256,072)
Benefit payments	(484,593)
Administrative expenses	(19,625)
Other	(229,406)

$(565,361)

NOTE F — INCOME TAX STATUS
On August 1, 2003, the Company adopted the Massachusetts Mutual Life Insurance Company FlexInvest Non-Standardized 401(k) Profit Sharing Plan. This non-standardized prototype plan received a favorable opinion letter from the IRS on April 23, 2002 stating that the form of the plan is acceptable under Section 401(a) of the Internal Revenue Code (the “Code”).
Before restatement of the Plan in August 2003, the MasTec, Inc. 401(k) Retirement Plan was an individually designed Plan for which the IRS issued a favorable determination as to its tax-qualified status by letter dated September 5, 2002.

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.
NOTE G — PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments include units of pooled separate accounts and a fixed income fund, managed by Mass Mutual. Mass Mutual is the custodian, as defined by the Plan, and therefore, such transactions are considered party-in-interest transactions. The Plan held investments in the Company common stock fund with a fair value of $3,562,612 and $4,601,899 as of December 31, 2007 and 2006, respectively. The Company is a related party and these transactions qualify as party-in-interest. In addition, there are $903,586 and $1,196,215 in outstanding participant loans as of December 31, 2007 and 2006, respectively.
NOTE H — DISTRIBUTION
On February 14, 2007, the Company sold substantially all of its state Department of Transportation related projects and underlying net assets to a third party. As a result of the sale, all employees were transferred to the new company. Due to the sale of the state Department of Transportation, the Plan transferred approximately $1,665,000 to the Trustee of the new company’s plan.
NOTE I — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer Contributions.
NOTE J — SUBSEQUENT EVENT
On April 1, 2008, the Company transferred all of the plan assets, totaling $24,310,209 to the new Trustee Prudential Bank and Trust FSB.

The MasTec, Inc.
401(k) Retirement Plan
Employer Identification Number 65-0829355
Plan # 002
SCHEDULE H, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

	(b)	(c)	(d)	(e)
(a)	Identity of Issuer	Description of Investment	Cost	Current Value
*	Investment Contract #SF51706 with Mass Mutual:
	SF Guaranteed	Fixed Income Fund	**	$4,229,400
	Sel Blue Chip Growth (T. Rowe Price)	Pooled Separate Account	**	3,129,001
	Aggressive Journey	Pooled Separate Account	**	2,769,193
	Moderate Journey	Pooled Separate Account	**	2,766,740
	Ultra Aggressive Journey	Pooled Separate Account	**	2,028,288
	MM Fundamental Value (Wellington)	Pooled Separate Account	**	1,991,302
	MM Indexed Equity	Pooled Separate Account	**	1,639,635
	MM Select Overseas (MFS / Harris)	Pooled Separate Account	**	1,401,919
	Conservative Journey	Pooled Separate Account	**	622,934
	MM MidCap Growth II (T. Rowe Price)	Pooled Separate Account	**	613,053
	Prm Sm Co Opportunities (OFI Inst)	Pooled Separate Account	**	484,989
	MM Total Return Bond (PIMCO)	Pooled Separate Account	**	468,464
	MM Sm Co Growth (Mazama)	Pooled Separate Account	**	430,048
	Levd Co. Stock (Fidelity)	Pooled Separate Account	**	334,723
	MM Focused Value (Harris)	Pooled Separate Account	**	279,282
	Premier Focused International (Baring)	Pooled Separate Account	**	270,302
	Holding Account	Holding		57,654

				23,516,927

*	Mass Mutual MasTec, Inc. Stock Fund	Separate Account	$3,636,129	3,562,612

*	Participants’ Loans	Loans (interest rates range from 5.25% to 10.00%)		903,586

				$27,983,125

*	Represents a party-in-interest

**	Not applicable as the investment is participant-directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The MasTec, Inc. 401(k) Retirement Plan
/s/ Jose R. Mas
Jose R. Mas
Chairman, Benefits Committee of MasTec, Inc.

Date: June 27, 2008	/s/ C. Robert Campbell
C. Robert Campbell
Chief Financial Officer of MasTec, Inc.